GOTHAM PARTNERS, L.P.
                              110 EAST 42ND STREET
                            NEW YORK, NEW YORK 10017





                                February 17, 2002

BY FACSIMILE

Thomas J. Plotz, Esq.
Shaw Pittman LLP
2300 N Street, N.W.
Washington, D.C.  20037

                  Re:   Corporex Realty & Investment Corp.
                        Letter of Interest
                        ----------------------------------

Dear Tom:

     We received your letter enclosing a communication from Corporex that you received last week. Gotham Partners recognizes that the Merger Agreement prevents First Union from exploring or otherwise seeking to consummate an alternative transaction. We are also mindful of Judge Ramos's injunction in the preferred shareholder litigation, First Union's risk of substantial liability on account of its breach of contract to Gotham Partners and other parties, First Union's inability to terminate the pending transaction and its continued diversion of time and resources in pursuing the pending transaction.

     In order to facilitate the prompt resolution of this matter, Gotham Partners is willing to consider conditions under which Gotham Partners would permit First Union to explore alternatives and pursue a superior transaction, whether in value, timing or some combination of the two. Specifically, Gotham Partners would consider, without prejudice to its legal and contractual rights, permitting First Union to explore such transactions if First Union first reimburses half of the fees and expenses incurred by Gotham Partners and its affiliates in connection with pursuing the pending transaction. In the event that First Union were able to successfully negotiate a superior transaction, Gotham Partners would terminate its rights under the agreement and enter into a mutual full release of all claims, in exchange for the balance of such fees and expenses.

     We look forward to hearing from you soon.

                                          Sincerely,

                                          /s/ David S. Klafter

                                          David S. Klafter
                                          General Counsel,
                                          Gotham Partners, L.P.

cc:   Thomas H. McCormick
      William A. Ackman
      Adam O. Emmerich
      F. Ronald O'Keefe
      William F. Leahy